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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4/A

                               (FINAL AMENDMENT)
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                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               STOLT-NIELSEN S.A.
                (Name of the Issuer and Person Filing Statement)

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                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)

                                   L88742108

                     (CUSIP Number of Class of Securities)

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                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                    COPY TO:

                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

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                                JANUARY 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                                  INTRODUCTION

    This Final Amendment amends and supplements the Rule 13e-4 Issuer Tender Offer Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-4") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"), on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

ITEM 8. ADDITIONAL INFORMATION.

    Item 8 is hereby amended to add at the end thereof the following:

    The Exchange Offer expired at 5:00 p.m., New York City time, February 18, 2000. Based on final information provided by the Exchange Agent, a total of 7,844,399 Common Shares were validly tendered.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2000                       STOLT-NIELSEN S.A.

                                               By: /s/ JAN CHR. ENGELHARDTSEN
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                                                  Name: Jan Chr. Engelhardtsen
                                                  Title:  Chief Financial Officer

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